ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:
- **EBITDA:** this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to **EBIT**. These measures are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets	

- **Organic change in Revenues, EBITDA and EBIT:** these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.
  Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the "accounting or reported" data and the "comparable" ones.

- **Net Financial Debt**: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.
  In order to better represent the actual change in net financial debt, in addition to the usual measure (renamed "Net financial debt carrying amount") is also shown the "Adjusted net financial debt", which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	**Gross Financial Debt**
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	**Financial Assets**
C = (A - B)	**Net Financial Debt carrying amount**
D)	**Reversal of fair value measurement of derivatives and related financial liabilities/assets**
E = (C+D)	**Adjusted Net Financial Debt**

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report of the Half-year Financial Report at June 30, 2015 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2015.

The accounting policies and consolidation principles adopted in the preparation the Half-year Condensed Consolidated Financial Statements at June 30, 2015 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2014, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2015, the adoption of which had no impact on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2015.

Furthermore, please note that the limited review work by our independent auditors on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2015 has not yet been completed.

TELECOM ITALIA GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Half 2015 (a)	1st Half 2014 (b)	Change (a-b) amount	%
Revenues	**10,097**	**10,551**	**(454)**	**(4.3)**
Other income	131	183	(52)	(28.4)
Total operating revenues and other income	**10,228**	**10,734**	**(506)**	**(4.7)**
Acquisition of goods and services	(4,374)	(4,557)	183	4.0
Employee benefits expenses	(1,705)	(1,596)	(109)	(6.8)
Other operating expenses	(888)	(559)	(329)	(58.9)
Change in inventories	58	43	15	34.9
Internally generated assets	314	280	34	12.1
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**3,633**	**4,345**	**(712)**	**(16.4)**
Depreciation and amortization	(2,130)	(2,154)	24	1.1
Gains (losses) on disposals of non-current assets	279	35	244	–
Impairment reversals (losses) on non-current assets	–	(1)	1	–
Operating profit (loss) (EBIT)	**1,782**	**2,225**	**(443)**	**(19.9)**
Share of profits (losses) of associates and joint ventures accounted for using the equity method	–	(5)	5	–
Other income (expenses) from investments	4	15	(11)	(73.3)
Finance income	1,579	865	714	82.5
Finance expenses	(3,063)	(2,111)	(952)	(45.1)
Profit (loss) before tax from continuing operations	**302**	**989**	**(687)**	**(69.5)**
Income tax expense	(193)	(417)	224	53.7
Profit (loss) from continuing operations	**109**	**572**	**(463)**	**(80.9)**
Profit (loss) from Discontinued operations/Non-current assets held for sale	330	260	70	26.9
Profit (loss) for the period	**439**	**832**	**(393)**	**(47.2)**
Attributable to:				
Owners of the Parent	**29**	**543**	**(514)**	
Non-controlling interests	410	289	121	

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (*Presentation of Financial Statements*) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)		1st Half 2015	1st Half 2014
Profit (loss) for the period	**(a)**	**439**	**832**
Other components of the Consolidated Statement of Comprehensive Income			
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement			
Remeasurements of employee defined benefit plans (IAS19):			
Actuarial gains (losses)		56	(129)
Income tax effect		(15)	35
	(b)	**41**	**(94)**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Income tax effect		–	–
	(c)	**–**	**–**
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	**(d=b+c)**	**41**	**(94)**
Other components that will be reclassified subsequently to Separate Consolidated Income Statement			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		(21)	41
Loss (profit) transferred to Separate Consolidated Income Statement		(63)	(15)
Income tax effect		18	(7)
	(e)	**(66)**	**19**
Hedging instruments:			
Profit (loss) from fair value adjustments		1,168	(61)
Loss (profit) transferred to Separate Consolidated Income Statement		(812)	(99)
Income tax effect		(98)	45
	(f)	**258**	**(115)**
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(389)	28
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		(1)	–
Income tax effect		–	–
	(g)	**(390)**	**28**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Loss (profit) transferred to Separate Consolidated Income Statement		–	–
Income tax effect		–	–
	(h)	**–**	**–**
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	**(i=e+f+g+h)**	**(198)**	**(68)**
Total other components of the Consolidated Statement of Comprehensive Income	**(k=d+i)**	**(157)**	**(162)**
Total comprehensive income (loss) for the period	**(a+k)**	**282**	**670**
Attributable to:			
Owners of the Parent		**(23)**	**567**
Non-controlling interests		305	103

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		6/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Assets				
Non-current assets				
Intangible assets				
Goodwill		29,839	29,943	(104)
Intangible assets with a finite useful life		6,648	6,827	(179)
		36,487	**36,770**	**(283)**
Tangible assets				
Property, plant and equipment owned		12,314	12,544	(230)
Assets held under finance leases		1,756	843	913
		14,070	**13,387**	**683**
Other non-current assets				
Investments in associates and joint ventures accounted for using the equity method		59	36	23
Other investments		48	43	5
Non-current financial assets		2,793	2,445	348
Miscellaneous receivables and other non-current assets		1,663	1,571	92
Deferred tax assets		1,035	1,118	(83)
		5,598	**5,213**	**385**
Total Non-current assets	**(a)**	**56,155**	**55,370**	**785**
Current assets				
Inventories		365	313	52
Trade and miscellaneous receivables and other current assets		6,028	5,615	413
Current income tax receivables		34	101	(67)
Current financial assets				
Securities other than investments, financial receivables and other current financial assets		*1,975*	*1,611*	*364*
Cash and cash equivalents		*4,752*	*4,812*	*(60)*
		6,727	6,423	304
Current assets sub-total		**13,154**	**12,452**	**702**
Discontinued operations /Non-current assets held for sale				
of a financial nature		294	165	129
of a non-financial nature		4,122	3,564	558
		4,416	**3,729**	**687**
Total Current assets	**(b)**	**17,570**	**16,181**	**1,389**
Total Assets	**(a+b)**	**73,725**	**71,551**	**2,174**

(millions of euros)		6/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Equity and Liabilities				
Equity				
Equity attributable to owners of the Parent		18,411	18,145	266
Non-controlling interests		4,281	3,554	727
Total Equity	**(c)**	**22,692**	**21,699**	**993**
Non-current liabilities				
Non-current financial liabilities		30,973	32,325	(1,352)
Employee benefits		1,020	1,056	(36)
Deferred tax liabilities		460	438	22
Provisions		608	720	(112)
Miscellaneous payables and other non-current liabilities		1,005	697	308
Total Non-current liabilities	**(d)**	**34,066**	**35,236**	**(1,170)**
Current liabilities				
Current financial liabilities		6,849	4,686	2,163
Trade and miscellaneous payables and other current liabilities		8,061	8,376	(315)
Current income tax payables		101	36	65
Current liabilities sub-total		**15,011**	**13,098**	**1,913**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale				
of a financial nature		350	43	307
of a non-financial nature		1,606	1,475	131
		1,956	**1,518**	**438**
Total Current Liabilities	**(e)**	**16,967**	**14,616**	**2,351**
Total Liabilities	**(f=d+e)**	**51,033**	**49,852**	**1,181**
Total Equity and liabilities	**(c+f)**	**73,725**	**71,551**	**2,174**

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		1st Half 2015	1st Half 2014
Cash flows from operating activities:			
Profit (loss) from continuing operations		109	572
Adjustments for:			
Depreciation and amortization		2,130	2,154
Impairment losses (reversals) on non-current assets (including investments)		4	6
Net change in deferred tax assets and liabilities		3	231
Losses (gains) realized on disposals of non-current assets (including investments)		(279)	(35)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		–	5
Change in provisions for employee benefits		19	(16)
Change in inventories		(54)	(50)
Change in trade receivables and net amounts due from customers on construction contracts		(128)	(465)
Change in trade payables		(562)	(532)
Net change in current income tax receivables/payables		129	104
Net change in miscellaneous receivables/payables and other assets/liabilities		397	(329)
Cash flows from (used in) operating activities	**(a)**	**1,768**	**1,645**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis		*(879)*	*(691)*
Purchase of tangible assets on an accrual basis		*(2,251)*	*(1,016)*
Total purchase of intangible and tangible assets on an accrual basis		(3,130)	(1,707)
Change in amounts due to fixed asset suppliers		*637*	*(354)*
Total purchase of intangible and tangible assets on a cash basis		(2,493)	(2,061)
Acquisition of control of companies or other businesses, net of cash acquired		–	(8)
Acquisitions/disposals of other investments		(24)	(1)
Change in financial receivables and other financial assets		(639)	(330)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		–	–
Proceeds from sale/repayments of intangible, tangible and other non-current assets		595	76
Cash flows from (used in) investing activities	**(b)**	**(2,561)**	**(2,324)**
Cash flows from financing activities:			
Change in current financial liabilities and other		696	516
Proceeds from non-current financial liabilities (including current portion)		3,325	3,022
Repayments of non-current financial liabilities (including current portion)		(3,931)	(3,377)
Share capital proceeds/reimbursements (including subsidiaries)		186	–
Dividends paid		(204)	(208)
Changes in ownership interests in consolidated subsidiaries		784	–
Cash flows from (used in) financing activities	**(c)**	**856**	**(47)**
Cash flows from (used in) discontinued operations/non-current assets held for sale	**(d)**	**21**	**(349)**
Aggregate cash flows	**(e=a+b+c+d)**	**84**	**(1,075)**
Net cash and cash equivalents at beginning of the period	**(f)**	**4,910**	**6,296**
Net foreign exchange differences on net cash and cash equivalents	**(g)**	(106)	(1)
Net cash and cash equivalents at end of the period	**(h=e+f+g)**	**4,888**	**5,220**

Additional Cash Flow information

(millions of euros)	1st Half 2015	1st Half 2014
Income taxes (paid) received	(33)	(49)
Interest expense paid	(1,485)	(2,266)
Interest income received	573	1,239
Dividends received	2	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2015	1st Half 2014
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	4,812	5,744
Bank overdrafts repayable on demand – from continuing operations	(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,910	**6,296**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	4,752	4,983
Bank overdrafts repayable on demand – from continuing operations	(2)	(30)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	138	267
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,888	**5,220**

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euros)	6/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Non-current financial liabilities			
Bonds	21,134	23,440	(2,306)
Amounts due to banks, other financial payables and liabilities	7,959	7,901	58
Finance lease liabilities	1,880	984	896
	30,973	**32,325**	**(1,352)**
Current financial liabilities (*)			
Bonds	4,710	2,645	2,065
Amounts due to banks, other financial payables and liabilities	1,980	1,872	108
Finance lease liabilities	159	169	(10)
	6,849	**4,686**	**2,163**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	350	43	307
Total gross financial debt	**38,172**	**37,054**	**1,118**
Non-current financial assets			
Securities other than investments	(4)	(6)	2
Financial receivables and other non-current financial assets	(2,789)	(2,439)	(350)
	(2,793)	**(2,445)**	**(348)**
Current financial assets			
Securities other than investments	(1,622)	(1,300)	(322)
Financial receivables and other current financial assets	(353)	(311)	(42)
Cash and cash equivalents	(4,752)	(4,812)	60
	(6,727)	**(6,423)**	**(304)**
Financial assets relating to Discontinued operations/Non-current assets held for sale	(294)	(165)	(129)
Total financial assets	**(9,814)**	**(9,033)**	**(781)**
Net financial debt carrying amount	**28,358**	**28,021**	**337**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	*(1,366)*	*(1,370)*	*4*
Adjusted Net Financial Debt	**26,992**	**26,651**	**341**
Breakdown as follows:			
Total adjusted gross financial debt	**35,739**	**34,421**	**1,318**
Total adjusted financial assets	**(8,747)**	**(7,770)**	**(977)**
(*) of which current portion of medium/long-term debt:			
Bonds	*4,710*	*2,645*	*2,065*
Amounts due to banks, other financial payables and liabilities	*1,178*	*1,413*	*(235)*
Finance lease liabilities	*159*	*169*	*(10)*

TELECOM ITALIA GROUP – OPERATING FREE CASH FLOW

(millions of euros)	1st Half 2015	1st Half 2014	Change
EBITDA	3,633	4,345	(712)
Capital expenditures on an accrual basis	(2,146)	(1,707)	(439)
Change in net operating working capital:	(1,119)	(1,584)	465
Change in inventories	*(54)*	*(50)*	*(4)*
Change in trade receivables and net amounts due from customers on construction contracts	*(128)*	*(465)*	*337*
Change in trade payables (*)	*(911)*	*(886)*	*(25)*
Other changes in operating receivables/payables	*(26)*	*(183)*	*157*
Change in provisions for employee benefits	19	(16)	35
Change in operating provisions and Other changes	314	6	308
Net operating free cash flow	**701**	**1,044**	**(343)**
% of Revenues	*6.9*	*9.9*	*(3.0) pp*

(*) Includes the change in trade payables for amounts due to fixed assets suppliers.

TELECOM ITALIA GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%	% organic
Revenues	7,375	7,531	(156)	(2.1)	(2.5)
EBITDA	2,846	3,501	(655)	(18.7)	(18.9)
EBITDA margin	38.6	46.5		(7.9)pp	(7.8)pp
EBIT	1,222	1,863	(641)	(34.4)	(34.6)
EBIT margin	16.6	24.7		(8.1)pp	(8.1)pp
Headcount at period- end (number)	52,825	(1) 53,076	(251)	(0.5)	

(1) Headcount at December 31, 2014.

Core Domestic

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%
Revenues	6,818	7,007	(189)	(2.7)
Consumer	3,521	3,575	(54)	(1.5)
Business	2,304	2,404	(100)	(4.2)
National Wholesale	891	915	(24)	(2.6)
Other	102	113	(11)	(9.7)
EBITDA	2,767	3,365	(598)	(17.8)
EBITDA margin	40.6	48.0		(7.4)pp
EBIT	1,190	1,773	(583)	(32.9)
EBIT margin	17.5	25.3		(7.8)pp
Headcount at period-end (number)	51,733	(1) 51,849	(116)	(0.2)

(1) Headcount at December 31, 2014.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%	% organic
Revenues	635	601	34	5.7	0.6
of which third parties	509	469	40	8.5	2.0
EBITDA	93	156	(63)	(40.4)	(44.0)
EBITDA margin	14.6	26.0		(11.4)pp	(11.7)pp
EBIT	40	106	(66)	(62.3)	(64.3)
EBIT margin	6.3	17.6		(11.3)pp	(11.4)pp
Headcount at period-end (number)(*)	630	(1) 641	(11)	(1.7)	

(1) Headcount at December 31, 2014.
(*) Includes employees with temp work contracts: 2 employees at June 30,2015 (4 at December 31, 2014).

Olivetti

Following the approval of the restructuring plan for the Olivetti group, on May 11, 2015, in the first half of 2015 the business lines for which the plan provides for a process that will lead to their divestment, including through disposals or sales, have been included under Other operations.

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%
Revenues	90	106	(16)	(15.1)
EBITDA	(8)	(15)	7	46.7
EBITDA margin	(8.9)	(14.2)		5.3pp
EBIT	(9)	(17)	8	47.1
EBIT margin	(10.0)	(16.0)		6.0pp
Headcount at period-end (number)(*)	462	(1) 586	(124)	(21.2)

(1) Headcount at December 31, 2014.

(*) Includes employees with temp work contracts: zero employees at June 30,2015 (4 at December 31, 2014).

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)		Change	
	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	2,688	3,009	8,900	9,477	(577)	(6.1)
EBITDA	784	840	2,597	2,645	(48)	(1.8)
EBITDA margin	29.2	27.9	29.2	27.9		1.3pp
EBIT	568	369	1,882	1,161	721	62.1
EBIT margin	21.1	12.3	21.1	12.3		8.8pp
Headcount at period-end (number)			12,910	(1) 12,841	69	0.5

(1) Headcount at December 31, 2014.

TELECOM ITALIA GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%
REPORTED REVENUES	**10,097**	**10,551**	**(454)**	**(4.3)**
Foreign currency financial statements translation effect		(117)	117	
Changes in the scope of consolidation		10	(10)	
ORGANIC REVENUES	**10,097**	**10,444**	**(347)**	**(3.3)**

EBITDA – reconciliation of organic data

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%
REPORTED EBITDA	**3,633**	**4,345**	**(712)**	**(16.4)**
Foreign currency financial statements translation effect		(31)	31	
Changes in the scope of consolidation		3	(3)	
ORGANIC EBITDA	**3,633**	**4,317**	**(684)**	**(15.8)**
of which Non-recurring Income/(Expenses)	(399)	71	(470)	
ORGANIC EBITDA, excluding Non-recurring items	**4,032**	**4,246**	**(214)**	**(5.0)**

EBIT – reconciliation of organic data

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%
REPORTED EBIT	**1,782**	**2,225**	**(443)**	**(19.9)**
Foreign currency financial statements translation effect		(12)	12	
Changes in the scope of consolidation		1	(1)	
ORGANIC EBIT	**1,782**	**2,214**	**(432)**	**(19.5)**
of which Non-recurring Income/(Expenses)	(122)	109	(231)	
ORGANIC EBIT, excluding Non-recurring items	**1,904**	**2,105**	**(201)**	**(9.5)**

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%
REPORTED EBITDA	**2,846**	**3,501**	**(655)**	**(18.7)**
Foreign currency financial statements translation effect		10	(10)	
ORGANIC EBITDA	**2,846**	**3,511**	**(665)**	**(18.9)**
of which Non-recurring Income/(Expenses)	(393)	71	(464)	
ORGANIC EBITDA, excluding Non-recurring items	**3,239**	**3,440**	**(201)**	**(5.8)**

EBIT – reconciliation of organic data

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	%
REPORTED EBIT	**1,222**	**1,863**	**(641)**	**(34.4)**
Foreign currency financial statements translation effect		6	(6)	
ORGANIC EBIT	**1,222**	**1,869**	**(647)**	**(34.6)**
of which Non-recurring Income/(Expenses)	(393)	109	(502)	
ORGANIC EBIT, excluding Non-recurring items	**1,615**	**1,760**	**(145)**	**(8.2)**

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of June 30, 2015:

(billions of euros)	6/30/2015		12/31/2014	
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2017	4.0	-	4.0	-
Revolving Credit Facility – due March 2018	3.0	-	3.0	-
Total	7.0	-	7.0	-

Telecom Italia has two syndicated RCFs for the amounts of 4 billion euros and 3 billion euros maturing respectively on May 24, 2017 and on March 25, 2018, both not utilized.

Furthermore, Telecom Italia has:

- a bilateral Term Loan with Banca Regionale Europea for the amount of 100 million euros expiring on August 3, 2016, drawn down for the full amount;
- a bilateral Term Loan with Cassa Depositi e Prestiti for the amount of 150 million euros expiring on October 21, 2019, drawn down for the full amount;
- a bilateral Term Loan with Mediobanca for the amount of 200 million euros expiring on November 10, 2019, drawn down for the full amount.

Furthermore, on April 10,2015 a 4-years bilateral Term Loan was signed with Cassa Depositi e Prestiti for the amount of 100 million euros, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first half 2015:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% due 1/16/2023	Euro	1,000	1/16/2015
Telecom Italia S.p.A. convertible bond [*] in ordinary shares 2,000 million euros 1.125% due 3/26/2022	Euro	2,000	3/26/2015

(*) On May 20, 2015 Telecom Italia S.p.A. Shareholders' Meeting approved the capital injection reserved for the conversion of the unsecured equity-linked notes.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 20,000 million of JPY 3.550% [1]	JPY	20.000	5/14/2015
Telecom Italia S.p.A. 514 million euros 4.625% [2]	Euro	514	6/15/2015

(1) Advanced repayment of the Private Placement AFLAC expiring on 5/14/2032.

(2) Net of 236 million euros repurchased by Telecom Italia S.p.A. during 2014 and 2015.

Buybacks

On January 21, 2015, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of four own notes maturing between June 2015 and September 2017, repurchasing a total nominal amount of 810.3 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, due June 2015, coupon 4.625% [1]	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. - 1 billion euros, due January 2016, coupon 5.125% [2]	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1 billion euros, due January 2017, coupon 7.00%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1 billion euros, due September 2017, coupon 4.50%	1,000,000,000	263,974,000	108.420%

(1) Net of 172 million euros repurchased by the company in 2014.

(2) Net of 228 million euros repurchased by the company in 2014.

On April 24, 2015 Telecom Italia S.p.A. successfully closed the tender offer for the buyback of nine own notes maturing between January 2017 and February 2022, repurchasing a total nominal amount of 2.000 million euros (The Company didn't accept for purchase any of the September 2017 Notes or January 2017 Notes tendered pursuant to the Offers).

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price
Telecom Italia S.p.A. – 1,250 million euros, due February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%
Telecom Italia S.p.A. – 1,000 million euros, due January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A. – 1,000 million euros, due September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A. – 1,000 million euros, due January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A. – 1,250 million euros, due January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A. – 750 million euros, due December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A. – 750 million euros, due May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%

On July 20, 2015 Telecom Italia S.p.A. successfully closed the tender offer for the buyback of five own notes maturing between January 2017 and January 2019, repurchasing a total nominal amount of 467 million euros. In the same date Telecom Italia S.p.A. also successfully closed the tender offer for the buyback of two notes of Telecom Italia Capital S.A. maturing between June 2018 and June 2019, repurchasing a total nominal amount of 564 million of USD.

Therefore, at June 30, 2015 the repurchased notes have been reclassified in "Current financial liabilities".

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 196 million euros (nominal value) as of June 30, 2015, unchanged in comparison with December 31, 2014.

The nominal amount of repayment, net of the Group's bonds buyback, related to the bonds expiring in the following 18 months as of June 30, 2015 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 3,278 million euros (with reference to the Mandatory Convertible Bond for 1,300 million euros expiring on November 15, 2016 the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares) with the following detail:

- 684 million euros, due October 1, 2015;
- 120 million euros, due November 23, 2015;
- 703 million euros, due December 29, 2015;
- 663 million euros, due January 25, 2016;
- 708 million euros, due March 21, 2016;
- 400 million euros, due June 7, 2016.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; including, for example, commitments not to use the company's assets as collateral for loans ("negative pledges").

With reference to the loans received by Telecom Italia S.p.A. ("Telecom Italia") from the European Investment Bank ("EIB"), as at June 30, 2015, the total nominal amount of outstanding loans amounted to 2,400 million euros, of which 600 million euros at direct risk and 1,800 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 600 million euros only need to apply the following covenant:

- in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by bank or approved parties **guarantees** for a total nominal amount of 1,800 million euros and the loan of 300 million euros signed on July 30, 2014 at direct risk need to apply the following covenants:

- "Inclusion clause", provided on loans for a total amount of 1.15 billion euros, according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;
- "Network Event", clause provided on loans for a total amount of 850 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company's assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, Telecom Italia must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by Telecom Italia, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of June 30, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Half 2015	1st Half 2014
Revenues and operating income:		
Other income	–	72
Employee benefits expenses - Charges and provisions for employee benefits	(30)	–
Other operating expenses - Charges and provisions for risks	(369)	(1)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**(399)**	**71**
Gains (losses) on disposals of non-current assets:		
Gains on disposals of non-current assets	277	38
Impact on EBIT - Operating profit (loss)	**(122)**	**109**
Other income (expenses) from investments:		
Fair value measurement of the investment in Trentino NGN S.r.l.	–	11
Finance expenses - Other financial expenses related to disputes	(17)	
Impact on profit (loss) before tax from continuing operations	**(139)**	**120**
Income taxes on non-recurring items	28	(17)
Other Income (expenses) relating to Discontinued operations	–	(2)
Impact on profit (loss) for the period	**(111)**	**101**